November 22, 2004

VIA EDGAR, FACSIMILE (202) 942-9533
AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Jeffrey Riedler, Assistant Director
                  Zafar Hasan, Esq.
                  Ms. Dana Hartz
                  Ms. Lisa Vanjoske

         Re:      China Health Holding, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-119034

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated October 14, 2004 relating to the Registration Statement on Form SB-2 of China Health Holding, Inc. (the "Company"). On behalf of the Company, we respond as follows.

General

1. Please provide us proofs of all graphics, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

     Response

     The Company will not use any graphic, visual or photographic information in the final printed prospectus.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

     Response

     The purpose of your examples have been noted and where comments are applicable to portions of the filing that were not cited as examples, appropriate changes have been made in accordance with your comments.

3. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment with a brief description of the revisions made so that we can easily place your revised disclosure in its proper context.

     Response

     The comments have been responded to in accordance with your request.

4. Please revise your disclosure to include the information required by Form SB-2, including the information required by Items 6, 8, 13, 15, 17 and 23. If you believe that disclosure is not required for these items, please provide us with an analysis explaining your position.

     Response

     The common stock to be sold by the selling stockholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to the Company's existing stockholders and the information required by Item 6 of Form SB-2 is not required.

     The information required by Item 8 is provided on page 9 of the prospectus.

     The information required by Item 13 is provided on page 35 of the prospectus.

     The information required by Item 15 is provided on page 30 of the prospectus.

     The information required by Item 17 is provided on page 11 of the prospectus.

     The information required by Item 23 is not required because during the Company's two most recent fiscal years and all later interim periods, neither the Company's principal independent accountant nor a significant subsidiary's independent accountant on whom the Company's principal accountant expressed reliance in any report, resigned (or declined to stand for re-election) or was dismissed.

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China Health Holding, page 1

5. Please revise your summary to present the key points in the disclosure that are set forth in the other sections of the registration statement. For example:

     o    Provide a brief description of your different product lines;

     o For product lines that are not yet available for sale, clarify their current stage of development; and
     o    Briefly describe your marketing and distribution activities

     Response

     As per your request, the key points were added to the summary on page 1 to include disclosure that is set forth in other sections of the registration statement.

Risk Factors, p. 2
General

6. Currently, you have disclosed your risk factors in two main sections, "Risks Related to the Business" and "Risks related to our common stock." Within each of these main sections, different risks should be separated into subsections, with each subsection reflecting a distinct risk faced by the Company. Furthermore, each of these risk factors should include its own risk factor heading that summarizes the risk and potential consequences.

     As one example only, on page 2 underneath the main header "Risks Related to the Business," the Company should present a subsection header that relates to the risks associated with the Company's financial status and indicating that the inability to raise additional capital could cause the Company to cease operations and investors to lose their entire investment. Below that header will be the discussion set forth in the first paragraph of the main section.

     Subsequent risk factor heading should also be introduced for each distinct risk described in the Risk Factors section.

     Response

     The risks have been separated into multiple subsections on pages 2-6, with each subsection reflecting a distinct risk faced by the Company. The specific risks have also been separated from their headings.

7. Please organize your risk factors so that they are grouped by topic, with the more important risk factors presented before the less important factors.

     Response

     As per your request, the risk factors on pages 2-6 have been organized so that they are grouped by topic, with the more important risk factors presented before the less important risk factors.

8. Some of your risk factors are generic insofar as they apply to many companies in your industry. When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. As one example only, the disclosure relating to your ability to manage growth, which is presented at the bottom of page 2, appears to be generic language. You should expand and customize the risk factor to disclose any problems you have had managing growth in the past as well as any facts that indicate that there may be such problems in the future.

     Please review the entire risk factors section to ensure that your disclosure is customized for the Company and is as specific as possible. In your response letter, please identify all places where revisions are made in response to this comment.

     Response

     The risk factors have been revised to customize the disclosure for the Company as specific as possible. The following revisions were made:

     Under the risk factor beginning "If We Fail To Adequately Protect Or Enforce Our Intellectual Property Rights" on page 3, a statement was added that the Company does not own and has not applied for patents, trademarks or any other registrations of its intellectual properties. Under this risk factor, a statement was also added that to date the Company has not been subject to infringement claims
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     Under the risk factor "We May Incur Material Product Liability Costs" on page 4, statement was added that the Company is in the business of formulating and selling nutritional supplements for human consumption. This statement connects the Company's specific business with the discussion of related risks to selling products for human consumption. It has also been clarified that all of the Company's products are manufactured by third parties.

     Under the risk factor beginning "If We Are Not Able To Manage Growth Of Our Business" on page 4, a brief description of the Company's product lines and its marketing and distribution plans has been added to illustrate how the Company expects its business to grow.

     Under the risk factor beginning "The Nutritional Supplements Industry Is Intensely Competitive" on page 4, a statement was added that the Company is a development stage business and that most, if not all, of its competitors have greater resources than the Company.

Risk related to our business, page 2

Our financial status..., page 2

9. Please revise to indicate how long you expect your current resources to last.

     Response

     The disclosure under the risk factor beginning "Our Financial Status Creates Doubt" on page 2 has been revised to state that while the Company believes it has sufficient capital resources to fund its current operations for the next 12-24 months, the Company will require additional capital to develop its business operations beyond that.

We are a development stage company..., page 2

10. Please revise to describe the risks inherent in a new business more completely and describe the consequence if you are not effective in addressing these risks.

     Response

     As per your request, the disclosure under the risk factor beginning "We Are A Development Stage Company" on page 2 has been revised to more completely describe the risks inherent in a new business and the consequences if the Company is not effective in addressing these risks. Specifically, a statement was added that, as a new business, the Company may encounter delays and other problems in connection with the methods of product distribution that the Company implements and that the Company faces the risk that it will not be able to effectively implement its business plan. A statement was also added that if the Company is not effective in addressing these risks, it will not operate profitably and it may not have adequate working capital to meet its obligations as they become due.

The loss of the current management team..., page 3

11. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

     Response

     The risk factor beginning "The Loss Of Our Current Management Team" on page 4 has been revised to state that to date the Company has not experienced problems attracting and retaining key personnel. Additionally, a statement was added that to the knowledge of the Company, with the exception of Mr. Kenneth Douglas who was recently terminated, none of the Company's key employees has plans to retire or leave in the near future.

The nutritional supplements industry is intensely competitive, page 3

12. In your discussion of competition, you should be more specific in your disclosure by naming the companies who compete in distribution and marketing of the specific products you work with. You should disclose any competitive advantage those competitors have with respect to the marketing and distribution of those products.

     Response

     Under the risk factor beginning "The Nutritional Supplements Industry Is Intensely Competitive" on page 4, a statement was added that some of the nutraceutical companies that the Company competes with are Weider Nutrition International, Inc., USANA Health Sciences Inc., Nature's Sunshine Products, Inc. and Herbalife International, Inc. Disclosure was also added that since the Company is a development stage company and has had nominal revenues to date, most, if not all, companies in the nutraceuticals industry have greater financial and other resources available to them and possess manufacturing, distribution and marketing capabilities greater than those of the Company.

13. In your competition discussion, you disclose information about the retail market for nutritional supplements including the fact that it is fragmented, growing, etc. However, you have not provided as much detail about the market of those who market and distribute these products, which appears to be your actual market. Please provide similar information for the Company's market.

     Please also disclose any problems you have faced as a result of competition. As one example only, you reference the fact that prescription drugs can acquire market share from nutritional supplements, thereby eliminating the need for marketing and distribution services for those supplements. If you have any experience with this dynamic or there is a material risk that such problems will occur in the near future, please disclose those concerns in the risk factor.

     Response

     The disclosure under the risk factor beginning "The Nutritional Supplements Industry Is Intensely Competitive" on page 4 has been revised to clarify that "participants" also includes wholesalers of nutritional supplements. While the Company also "markets" nutritional supplements, the Company's revenues will be generated from wholesale and retail sales of its products, which is the market that is described in the risk factor.

     Disclosure was also added that the Company is a development stage business and the only revenues received from product sales since inception were nominal and were generated during 2004. Accordingly, the Company has not been operational long enough to experience the potential problems described in the risk factor. However, since the Company is a development stage business, most, if not all companies in its industry have greater financial and other resources available to them and possess manufacturing, distribution and marketing capabilities greater than the Company's.

We may incur product liability costs, page 3

14. We note your disclosure that you do not have manufacturing capability and rely on three separate parties to manufacture your products. Please revise to discuss this as a separate risk and discuss the consequences if any of the parties are unable to manufacture your products.

     Response

     The Company does not believe that its reliance on three separate parties to manufacture its products is a risk to its business. The Company believes that there are sufficient alternative manufacturers available, such that any failure of its current manufacturers to meet the Company's needs would not impact the Company's proposed operations.

15.  Please disclose the limitations of your product liability insurance.

     Response

     The Company has not yet obtained product liability insurance. Accordingly, the disclosure under "We May Incur Material Product Liability Costs" on page 4 has been revised to read: "We are in the process of applying for product liability insurance. Such insurance, once obtained, may not be available at a reasonable cost, or may not be adequate to cover liabilities."

Compliance with governmental regulations..., page 3

16. Please revise to discuss all consequences of a failure to comply with the government regulations. For example, could you be subject to fines or penalties? Could you be required to perform clinical trials to provide evidence of safety?

     Response

     The second paragraph under the risk factor beginning "Compliance With Governmental Regulations" on page 5 currently discusses all consequences of a failure to comply with governmental regulations. Specifically, the
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     Company has disclosed that an adverse determination by the FDA or FTC with respect to any of its products "would prevent [the Company] from marketing particular products or using certain statements of nutritional support on [the Company's] products." The Company has also disclosed that it "may be unable to disseminate third-party literature in connection with [its] products if the third-party literature fails to satisfy certain requirements." The disclosure further provides that "the FDA could require [the Company] to remove a particular product from the market." The Company does not believe that applicable government regulations would require it to perform clinical trials to provide evidence of safety.

17. Revise the second paragraph on page 4 to indicate that the legislation, if enacted, may result in difficulty getting your products to the market.

     Response

     As per your request, the third paragraph under the risk factor beginning "Compliance With Governmental Regulations" on page 5 has been revised to indicate that the legislation, if enacted, may result in difficulty getting the Company's products to the market.

Intellectual Property, p. 4

18. With respect to your concerns regarding intellectual property, please disclose what intellectual property that you possess and any specific concerns that you may have, either with regard to invalidation or claims that you have infringed upon the rights of others.

     Response

     Under the risk factor beginning "If We Fail To Adequately Protect Or Enforce Our Intellectual Property Rights" on page 3, a statement was added that all of the Company's intellectual property rights are based on common law and its license agreements with Hotway Nutraceuticals Canada Co., Ltd. and from rights to herbal supplement formulas that the Company obtained from its principal officers, Ms. Julianna Lu and Mr. Xiao Fei Yu. A statement was also added that the Company does not believe its products infringe the rights of others and to date the Company has not been subject to infringement claims.

19. Please revise to disclose that if you are found to be infringing on the intellectual property of another party, licenses for such intellectual property may not be available on favorable terms or may not be available at all.

     Response

     As per your request, under the risk factor beginning "If We Fail To Adequately Protect Or Enforce Our Intellectual Property Rights" on page 3, a statement was added that if the Company is found to have infringed on the intellectual property rights of another party, licenses for such intellectual property may not be available on favorable terms or may not be available at all.

Risk related to our common stock, page 5.

20. We note your statement on page 8 that you will experience immediate and substantial dilution if you purchase shares in this offering. Please revise to include a separate risk factor disclosing this risk. The discussion should quantify the dilution shareholders will experience if they purchase at the offering price.

     Response

     Under the heading "Risks Related to Our Common Stock" on page 6, a risk factor was added disclosing the risk that purchasers of the Company's shares will experience immediate and substantial dilution. The dilution has also been quantified to the extent possible.

Selling Security Holders, p. 10

21. In your discussion, please include a broad discussion explaining your past offerings of securities and the manner in which the selling security holders obtained their securities.

     Response

     As per your request, under the "Selling Stockholders" section on page 6, a broad discussion explaining the Company's past offerings of securities and the manner in which the selling security holders obtained their securities was added.

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22.  If any of the selling shareholders are broker dealers, please revise to identify them as underwriters here and in the Plan of Distribution. The only exception to our position that broker dealers must be identified as underwriters is if the shares were issued as underwriting compensation. If the exception applies, please provide that information in your document.

     Response

     The Company has advised us that none of the selling shareholders are broker-dealers.

23. Furthermore, if there are affiliates of broker-dealers identified as Selling Shareholders, they should be identified as such and your disclosure should be revised to include the following representations:

     o The Selling Shareholder purchased in the ordinary course of business and

     o At the time of purchase, the Selling Shareholder had no agreements or understanding to distribute securities.

     Response

     The Company has advised us that none of the selling shareholders are affiliates of broker-dealers.

24. Please revise the selling shareholder table to indicate the natural persons who have voting and dispositive control over the shares held by IHI Holdings, RAR Consultant, and Sichenzia Ross Friedman Ference.

     Response

     As per your request, the selling shareholder table on page 9 was revised to indicate the natural persons who have voting and dispositive control over the shares held by IHI Holdings, RAR Consulting, and Sichenzia Ross Friedman Ference.

Plan of Operation, p. 10

25. Section 27A of the Securities Act specifically excludes from protection statements you make in connection with initial public offerings. If you wish to include forward-looking statement disclaimers you should include a statement that the Private Securities Litigation Reform Act of 1995 and
     Section 27A of the Securities Act do not protect any statements you make in connection with this offering.

     Response

     Under the "Plan of Operation" section on page 11, a statement was added that notwithstanding the Company's forward-looking statements, the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not protect any statements the Company makes in connection with this offering.

26. We note your statements that you will need to raise at least $1 million in financing over the next 12 months. Please revise to discuss the efforts you have undertaken to secure this financing. If you are experiencing difficulties obtaining financing, this information should be disclosed in a risk factor.

     Response

     Under the "Capital Resources" sub-heading of the "Plan of Operation" section on page 11, disclosure was added that the Company has not yet sought any commitments for any financing and no assurance can be given that additional financing will be available, or if available, will be on acceptable terms. Under the risk factor beginning "Our Financial Status Creates Doubt" on page 2, the Company describes the risk that it may not be able to obtain additional financing, or if available, that it will be on acceptable terms.

27. Please note that Item 303(a) of Regulation S-B requires that you discuss your plan of operation for the next 12 months. In doing so, discuss the company's business plan, how it plans to generate revenues and elaborate on efforts being made, or contemplated, with respect to product development, R&D, marketing, sales and distribution. Please allocate the amounts necessary over the next 12 months to cover all budget expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation and the time frame for beginning and completing each.

     Response

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     Under "Background" on page 11, disclosure was added that the Company plans to generate revenues by sales of its herbal supplement products (1) through a website that is currently under construction, (2) through retail and wholesale distributors, and (3) through the establishment of retail stores in major cities in North America. Disclosure was also added that all of the products for the Company's three product lines are fully developed and the Company expects to launch the Taoist Medicine and Vitamins and Supplements product lines within the next twelve months.

     Under "Future Development" on page 12, the discussion of the Company's plans with respect to product development, marketing, sales and distribution was expanded.

     Under "Research and Development" on page 12, the discussion of the Company's research and development efforts was expanded.

28. We note your statement that you will need to implement a worldwide marketing strategy. Please discuss what is involved in implementing such a strategy.

     Response

     Under the "Future Development" sub-heading of the "Plan of Operation" section on page 12, disclosure was added that a worldwide marketing strategy will involve a website that has multi-language and multi-currency capabilities, will involve media advertising in multiple countries and distribution agreements throughout the world.

29. Please revise the discussion of DFU898, DVT896 and ASO 989 to disclose these product candidates are pharmaceuticals or if these are also considered to be natural medicinal products. We note your statement that you currently do not have rights to these products. Who currently owns the rights to these products? Are you currently in negotiations to acquire these rights? To extent that you have disclosed that the products have been proven effective or that clinical trials have been conducted or are underway, disclose who conducted the trial, and reviews by the FDA or other regulatory agencies and how the effectiveness was proven.

     Response

     Under "Research and Development" on page 13, disclosure was added that DFU989, DVT896 and ASO 989 are natural medicinal product candidates. Disclosure was also added that these product candidates are jointly owned by Dr. Xi JiYi and the Shanghai Chinese & Western Medical Vascular Disease Research Institute, and that the Company currently does not have rights to these products, but is currently in negotiations to acquire these rights.

     Under "Research and Development" on pages 12 and 13, disclosure was added of who conducted the clinical trials, how the effectiveness was proven and that the use of the product candidates have not been reviewed by any United States or foreign regulatory agencies.

30. If these product candidates are considered to be pharmaceutical products, you should revise the discussion of your business to discuss the process of obtaining regulatory approval for these products. Additionally, disclose the stage of development you expect to be able to achieve with $60,000 over the course of the next 12 months.

     Response

     The product candidates are considered by the Company to be natural medicinal products. Disclosure was added on page 13 that with the anticipated $60,000 in research and development expenses, the Company expects to begin commercial development of DFU898 and to undertake development efforts of other product candidates as the Company's financial and other resources permit.

Business, p. 12

General

31. We note your obligations under the agreements with Hotway. If there is material probability that you will not be able to fulfill any of these obligations, please add a risk factor to this effect and disclose the potential consequences of violating these obligations. You should provide a similar disclosure for any other material agreements in which you may be unable to fulfill your obligations.

     Response

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
     As described on page 15 of the prospectus, the Company entered into an agreement with Hotway to amend the consideration that the Company owes to Hotway under the Exclusive Licensing Agreements with Hotway. Further, the Company does not believe there is a material probability that it will not be able to fulfill its obligations under such agreements or any other material agreement that the Company is a party to.

32. If you are substantially dependent upon any third parties, including the three manufacturers that you are currently relying upon to produce your products, please disclose what alternatives the Company will face if any relationships with such third parties are terminated.

     Response

     The Company does not believe it is substantially dependent upon any third parties. As discussed in response to Comment 14, the Company believes that there are sufficient alternative manufacturers available, such that any failure of its current manufacturers to meet the Company's needs would not impact the Company's proposed operations.

Organization, p. 12

33. Please explain what you mean when you say that your products "are based on traditional Chinese medicine and the principles of Taoism."

     Response

     On page 13, under "Organization," the following was added as an explanation of what is meant by "our products are based on traditional Chinese medicine and principles of Taoism": "Taoist philosophy and Taoist medicinal healing practices have been incorporated into a broad spectrum of medical practices and treatments in the People's Republic of China and are collectively known as traditional Chinese medicine. Traditional Chinese medicine practices have generally been labeled worldwide as `alternative medicine' or `holistic medicine' since they rely more on natural remedies versus chemical remedies and treatments."

Product Background, p. 12

34. Through the registration statement, when you define or explain a term, please provide the explanation the first time you use the term. For example, explain what a neutraceutical is in this section when you should explain the term the first time that you use it in the registration statement.

     Response

     We have reviewed the registration statement and believe that each time a term is defined or explained, the explanation is provided the first time the term is used.

35.  Please explain what you mean by "King of Herbs" and "qii."

     Response

     In the second paragraph under "Product Background" on page 14 of the prospectus a statement was added that Qii is a Chinese medicine term for the human body's energy.

     In the Prospectus Summary on page 1, a statement was added that "King of Herbs" is a term that the Company uses for one of its product lines and also to generally refer to the main proprietary herbal formulations that are essential to all of the Company's products. A similar explanation was added to the "Product Background" section which begins on page 13.

36. We note your distinction between neutraceuticals as dietary supplements or nutritional supplements that are generally viewed as preventative supplements, as opposed to drugs, which are chemicals substances, used to treat illnesses or symptoms of illness. However, the descriptions of some of your products appear to indicate that are used to treat an illness or symptoms of an illness. For example:

     o    VG-Liver - protects the liver from infections such as hepatitis;
     o VG- Allergy - prevent allergic reactions and assists in the recovery of allergic reactions;
     o    VG-Anti-Tumor - help fight cancerous growth; and
     o    VG-EPP - designed to relieve acute alcoholism

     These product descriptions all imply that the products can be used to fight disease. Please advise or revise.

     Response

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     The description of VG-Liver states that it "protects" the liver from infections and cites hepatitis as one type of infection that the supplement can "protect" the liver from. This description is preventative and does not imply that VG-Liver can be used to treat infections.

     The statement that VG-Allergy "assists in the recovery of allergic reactions" was deleted.

     The description of VG-Anti-Tumor was revised to state that it is formulated to prevent cancerous growths for cancer patients who are undergoing chemotherapy treatment.

     The description of VG-EPP was revised to state that it is designed to prevent restlessness of individuals with acute alcoholism.

     The description of other products was also revised to eliminate the implication that they may be used to treat medical conditions or fight disease.

37. Explain how daily doses of King of Herbs have shown increased stamina and an ability to enhance the immune system's ability to fight disease. For example, have you been involved in trials that support these statements?

     Response

     The statement on page 14 under "Product Background" that daily doses of King of Herbs have shown increased levels of stamina and enhance the immune system's ability to fight disease was deleted.

Purchase Agreement for 26 100% Natural herbal medicinal product formulas, page
12

38. Disclose the amount currently owed to Ms. Lu and Mr. Yu pursuant to this agreement, including accrued interest.

     Response

     Disclosure was added on page 14, under "Purchase Agreement for 26 100% Natural Herbal Medicinal Products Formulas," that as of November 11, 2004, the Company owed $156,250 to Ms. Lu and $26,040 to Mr. Yu, including accrued interest.

39. Disclose the value of the shares of common stock issued to each individual under the agreement.

     Response

     Disclosure was added on page 14, under "Purchase Agreement for 26 100% Natural Medicinal Products Formulas," that the Company valued the aggregate value of the shares issued to Ms. Lu at $2,000 ($.001 per share) and the aggregate value of the shares issued to Mr. Yu at $200 ($.001 per share).

Exclusive Licensing Agreement for 19 Cordyceps Products, Page 13

40. Please revise the discussion of this agreement and the agreement for De-Diabe and Depressor herbs to disclose the following information:

     o Who would own the rights to any modifications, upgrades or improvements after the expiration of the agreement;
     o Disclose the aggregate amount of the licensing fee that is due on March 9, 2005;
     o    Disclose whether you are required to make royalty payments;
     o    Disclose and quantify any annual license maintenance fees; and
     o    Describe any termination provisions.

     Response

     Under "Exclusive Licensing Agreement for 19 Cordyceps Products" on page 14 and under "Exclusive Licensing Agreement for De-Daibe and Depressor Herbs on page 16 disclosure was added that upon expiration of the Exclusive Licensing Agreement, Hotway will own the rights to any modifications, upgrades or improvements made to the licensed products.

     Under "Exclusive Licensing Agreement for De-Daibe and Depressor Herbs" on page 15 a statement was added that under the terms of the two license agreements with Hotway, the Company is required to pay Hotway an aggregate of $660,000. However, on page 15 under the heading "November 2, 2004 Amendment to Hotway Exclusive Licensing Agreements," disclosure was also added of an amendment to the consideration that the Company owes to Hotway under the Exclusive Licensing Agreements.

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
     Under "November 2, 2004 Amendment to Hotway Exclusive Licensing Agreements" on page 16 disclosure was added that other than the amended consideration, the Company is not required to make any other royalty payments to Hotway.

     There are no annual license maintenance fees payable to Hotway under the Exclusive Licensing Agreements.

     While there are no express termination provisions included in the Exclusive Licensing Agreements, disclosure was added on page 16 under "November 2, 2004 Amendment to Hotway Exclusive Licensing Agreements" that in the event the Company does not pay or issue the consideration owed to Hotway, then the Exclusive Licensing Agreements will terminate and all other obligations under the Exclusive Licensing Agreements will terminate.

Manufacturing, Page 20

41. For each agreement, disclose which product line will be manufactured pursuant to the agreement and discuss any termination provisions and exclusivity provisions. Revise the description of the agreement with Canadian Phytopharmaceuticals Corp to describe any liability provisions or confirm that there are no liability provisions included in the agreement.

     Response

     Under "Manufacturing" on page 22, disclosure was added that Hotway Nutraceuticals Canada Co. Ltd. and Canadian Phytopharmaceuticals Corp. will process the raw materials that go into the Company's product lines and that GFR Pharma Ltd. will handle the packaging of the final products for all of the Company's product lines.

     Under "Hotway Nutraceuticals Canada Co. Ltd." on pages 22 and 23, disclosure was added of the termination and exclusivity provisions of the Manufacturing Agreement with Hotway Nutraceuticals Canada Co. Ltd.

     Under "Canadian Phytopharmaceuticals Corp. Manufacturing Agreement" on page 23, disclosure was added that the Manufacturing Agreement with Canadian Phyto does not contain any exclusivity provisions. Under "Canadian Phytopharmaceuticals Corp. Manufacturing Agreement" on page 23, disclosure was added that the Manufacturing Agreement with Canadian Phyto may be terminated by either party for any reason, but if terminated by Canadian Phyto the Company must be provided at least 120 days prior written notice. Disclosure was also added on page 23 that if the Company is notified promptly in writing and given sole control of the defense and all related settlement negotiations, the Company must defend Canadian Phyto from any claim or action and must indemnify Canadian Phyto from any loss, damage or injury, including death, which arises from any alleged defect of any of the Company's products.

     Under "GFR Pharma Ltd. Manufacturing Agreement" on pages 23 and 24, disclosure was added of the termination and exclusivity provisions of the Manufacturing Agreement with GFR Pharma Ltd.

Market Analysis, Page 21

42. Is the information attributed to Natural Marketing Institute or Health Strategy Consulting publicly available or were these studies commissioned by you? If these studies were performed on you behalf, please revise your disclosure, to provide this information and file the consents of Natural Marketing Institute and Health Strategy Consulting. If the information is publicly available, please tell us where it is available and provide us with copies of the reports marked to show the supporting information.

     Response

     The information attributed to Natural Marketing Institute is publicly available on the Internet at http://www.nmisolutions.com/press080601.html. The information attributed to Health Strategy Consulting is publicly available on the Internet at http://www.health-strategy.com. Please see the accompanying information provided herewith.

Marketing and Sales Strategy, page 22

43.  Please disclose the value of the shares issued to National Media
     Associates.

     Response

     Disclosure was added under "4. Public and Investor Relations" on page 25 that the Company valued the 1,000,000 shares issued to National Media Associates at $250,000 ($0.25 per share).

Employees, p. 25


                                       10
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44.  Please disclose whether any of your employees is subject to an employment agreement. If so, you should describe the material terms of any such agreements, including provisions concerning term and termination of those agreements. You may cross reference to "Employment Agreements and Director Compensation" in the Management section so long as you add the term and termination description.

     Response

     The disclosure on page 27 was revised to include a description of the Company's employees who are subject to employment agreements and included a cross reference to "Employment Agreements and Director Compensation" in the Management section.

Certain Relationships and Transactions, p. 28

45. You indicate that there may be payments outstanding to Jenny Lu and Xiao Fei Yu and that the outstanding balances are accruing interest at 10% per year. Please disclose whether the amount of money outstanding and the interest accrued disclosed includes the amounts due pursuant to the Intellectual Property Purchase Agreement.

     Response

     In the first paragraph under "Certain Relationships and Related Transactions" on page 30 it has been clarified that the amount of money outstanding and the interest accruing includes the amounts due pursuant to the Intellectual Property Purchase Agreement by stating: "The outstanding cash payments under the Amended and Restated Intellectual Property Agreement accrue interest at the rate of 10% per annum."

Financial Statements

Balance Sheet

46. Please tell us the nature of the prepaid expenses and include an accounting policy in the financial statements.

     Response

     Prepaid expenses consist primarily of a retainer paid to the Company's law firm. The Company has included the following note in its financial statements:

     The Company records as prepaid expenses amounts paid in advance for which the associated expenses will be incurred in a subsequent period.

Note 2. Significant Accounting Policies

Revenue Recognition

47.  Please disclose the Company's revenue recognition policy.

     Response

     The Company has included the following note in its financial statements:

     The Company's revenue is primarily derived from the sale of natural herbal medicinal products. The Company records revenue when the amount is fixed or determinable, delivery has occurred or services have been performed, and collection is reasonably assured.

Intangible Assets

48. Please disclose the Company's accounting policy for intangible assets. Please include the amortization period of the assets and your policy for assessing impairments.

     Response

     The Company has included the following note in its financial statements:

     The Company has adopted the provision of the Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Intangible Assets", which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized and are to be tested for impairment annually or whenever events or circumstances indicate that the estimated fair value is less than the related carrying value as determined on a reporting unit basis. The determination of any impairment would include a comparison of estimated future operating cash flows anticipated during the remaining life with the net carrying value of the asset as well as a comparison of the fair value to book value of the Company. As at June 30, 2004 management has

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     determined that the Company's intangible assets have indefinite lives and as such are not subject to amortization and further that no impairment of these intangible assets has occurred.


Note 3. Asset Purchase Agreement

49. Please note the purchases from a related party should be recorded at the related party's carrying value. Please revise your policy to clarify. Also, please clarify what you mean by "the remainder of the purchase price" is expensed as research and development and provide to us supplementally the basis for your accounting treatment. Cite the applicable GAAP literature you are using for your accounting treatment.

     Response

     Note disclosure concerning the Asset Purchase Agreement has been amended to more clearly explain the treatment of the purchase price in excess of the vendor's carrying value and to eliminate the confusion over the "remaining purchase price." There is no further purchase price to be paid in connection with this transaction. The asset is being carried at $1 as the related party's carrying value is not determinable.

     Note disclosure has been revised as follows:

     Asset Purchase Agreement

     Pursuant to an agreement dated May 1, 2004, the Company acquired from the Company's President and a significant shareholder proprietary rights and formulas to the 26 natural herbal medicinal products that comprise the King of Herbs and Taoist Medicine product lines. In exchange for the proprietary rights and formulas to these products, the Company agreed to pay total consideration as follows :

     -   2,200,000 common shares at a value of
     -   $0.001 par value  per share                                    $  2,200
     -   Due to shareholders (Note 5)                                    175,000
                                                                        --------
                                                                        $177,200

     In addition, the Company agreed to pay the vendors a combined total royalty equal to 5% of annual gross sales of the products until May 1, 2009.

     For accounting purposes, the Company has recorded the cost of acquiring the proprietary rights and formulas as intangible assets at the related party vendor's carrying value of $1. The excess of the purchase price over the carrying value of the intangible assets totaling $177,199 has been expensed as incurred during the period as research and development costs.

Note 9. Commitments

50. Please disclose how you accounted for the licenses you received from Hotway Nutraceuticals Canada and tell us supplementally your accounting basis for the treatment.

     Response

     The Contract with Hotway Nutraceuticals Canada will terminate if the Company fails to comply with the payment terms. Therefore, no amounts have been recorded in the Company's accounts. Financial Statement note disclosure has been amended to more clearly reflect this fact.

     When payments are finally made in respect of these licenses, they will be accounted for in accordance with the accounting policy for intangible assets as set out in response to Comment 48 above.

Note 11.  Subsequent Events

51. We note on page F-9 that as of June 30, 2004 no stock options had been issued. Please revise Note 11 to clarify that the transactions discussed in the note occurred after the audited period end date of June 30, 2004. Any transactions that occurred during the audited period should not be presented in a subsequent event footnote.

     Response

     In Note 11, the Company deleted the statement "Subsequent to the period end, the Company ..." For each subsequent event, the Company revised the note to state the date that the event occurred. This clarifies to the reader that the event was subsequent to the period end. With respect to the first item in Note 11, the Company added a cross reference to the commitment note.

Item 26.  Recent Sales of Unregistered Securities

52. We note your statement that the shares were issued pursuant to Section 4(2) and or Regulation S. Please revise the discussion of each issuance to indicate which exemption was relied on.

     Response

     The discussion of each issuance under Item 26 was revised to indicate which exemption was relied on.

53. For each issuance of unregistered securities, please revise to identify the investor or class of investors. Please note, that accredited investor is a recognized class of investors, but unaccredited and individual investors are not.

     Response

     For each issuance of unregistered securities, the registration statement was revised to identify the security holder.

54. Additionally, in instances where the securities were issued in exchange for services, revise to disclose the nature and value of the services.

     Response

     Item 26 has been revised to disclose the nature and value of the services.

55. In several instances shares issued on the same date were valued differently. Similarly, in some instances the value of shares issued within days of another issuance differed significantly. For example:

     o On November 18, 2003, 3,600,000 shares were issued. 3,000,000 shares were valued at $0.0025 per share and the remaining 600,000 shares were valued at $0.01 per share.
     o On November 18, 2003 you issued 5,000 shares that were valued at $0.0025 and 110,000 shares valued at $0.08 per share.
     o On January 29, 2004 you issued 750,000 shares. 650,000 shares were values at $0.01 and 100,000 shares were valued at $0.05.

     Please supplementally explain the variances.

     Response

     With respect to shares issued during June and August 2002, except for the founders shares issued to Julianna Lu, the variances between the issue prices of such shares was due to different negotiated prices. The founders shares were issued to Ms. Lu in consideration for founding the Company and the value of such shares was arbitrarily set.

     With respect to the shares issued on November 18, 2003, the 3,000,000 shares that were valued at $0.0025 were issued to James H. Simpson, who helped Ms. Lu found the Company. Accordingly, these shares were valued the same as Ms. Lu's founders shares. The shares that were purchased by Ms. Lu and gifted to other shareholders were issued arbitrarily at Ms. Lu's founders price. The variances in the other shares issued on November 18, 2003 are due to different negotiated prices.

     With respect to the shares issued on December 26, 2003, the variance between the issue prices of such shares was due to different negotiated prices.

     With respect to the shares issued on January 29, 2004, the variance between the issue prices of such shares was due to different negotiated prices.

     With respect to the shares issued on February 26, 2004, the variance between the issue prices of such shares was due to different negotiated prices.

     With respect to the shares issued in May 2004, the shares that were purchased by Ms. Lu and gifted to other shareholders were issued arbitrarily at Ms. Lu's founders price. The variances in the other shares issued in May 2004 are due to different negotiated prices.

     With respect to the shares issued in August 2004, the shares issued at $0.25 were issued at a negotiated price. Also, the $0.10 exercise price of shares that were issued pursuant to the exercise of stock options was a negotiated exercise price.

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

     All other variances in issue prices are due to different negotiated prices.

     We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.


                                                            Very truly yours,

                                                            /s/ David Schubauer
                                                                ---------------
                                                                David Schubauer